Exhibit 8.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Mimecast Limited	England & Wales

Mimecast Services Limited	England & Wales

Mimecast North America Inc.	Delaware